Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 27 to Registration Statement No. 811-21667 on Form N-1A of our report dated November 17, 2010, relating to the financial statements and financial highlights of Fidelity High Income Central Fund 1, and of our reports dated November 22, 2010 and May 17, 2011 relating to the financial statements and financial highlights of Fidelity Floating Rate Central Fund, each a fund of Fidelity Central Investment Portfolios LLC, appearing in the Annual Report and Semi-Annual Report on Form N-CSR of Fidelity Central Investment Portfolios LLC for the year ended September 30, 2010 and period ended March 31, 2011, respectively, and to the references to us under the heading "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

September 21, 2011